"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430

Date: 7 June 2004

ORK – Trade subject to notification

On 4 June 2004, in connection with its option programme, Orkla exercised 8,333 options; at a strike price of NOK 135.

A total of 1,981,105 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 7,590,423 shares. The resolution adopted by the Annul General Meeting to amortise 1,607,151 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 5,983,272 of its own shares.

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Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 7 June 2004

ORK – Trade subject to notification

Reference is made to previous notifications regarding Orkla's derivative position linked to hedging of Orkla's share price based bonus programme (latest notification dated 19 May 2003).

Orkla has on June 4, 2004, in connection with a maturing contract, closed a new transaction in cash settled financial derivative linked to the development in the Orkla share price with the equivalent of 100,000 shares. The transaction has been closed based on a share price equal to NOK 172.10. The transaction does not change the exposure in cash settled financial derivative in the Orkla share.

After this transaction Orkla has through cash settled financial derivatives a position equivalent to 450,000 shares linked to hedging of its share price based bonus programme.

Orkla currently holds 7,598,756 shares. The resolution adopted by the Annual General Meeting to amortise 1,607,151 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 5,991,605 of its own shares.

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, Investor Relations, Tel: +47 22544455
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430

Date: 3 June 2004

ORK – Trade subject to notification

On 2 June 2004, in connection with its option programme, Orkla exercised 10,000 options; 6,000 at a strike price of NOK 132, 4,000 at a strikeprice of NOK 135.

A total of 1,989,438 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 7,598,756 shares. The resolution adopted by the Annul General Meeting to amortise 1,607,151 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 5,991,605 of its own shares.

Notice to Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 2254 4411
Siv Merethe Skorpen, AVP Investor Relations, Tel: +47 2254 4455

Date: 3 June 2004

ORK – Employee-elected members of the Board of Directors

The election of employee-elected members of the Board of Directors of Orkla ASA is now final. The employee-elected members are: Jonny Bengtsson (re-elected), Aage Andersen and Kjetil Haanes (new).

Board observers elected by the employees are: Gunn Liabø and Diana Lorentzen.

Deputy employee-elected members are: Stein Eliasson, Per Arnfinn Solberg, Terje Utstrand, Marianne Østlie and Marianne Torp.
Personal deputy member for Jonny Bengtsson is Monica Bengtsson.
Personal deputy member for Diana Lorentzen is Uffe Gardel.

The Board of Directors of Orkla ASA include the following members: Johan Fr. Odfjell (Chairman), Kjell E. Almskog, Anne Birgitte Lundholt, Åse Aulie Michelet, Svein S. Jacobsen, Peter Ruzicka, Stein Erik Hagen, Jonny Bengtsson, Aage Andersen and Kjetil Haanes.